

June 10, 2022

Aneil Manhas
Chief Executive Officer
Bruush Oral Care Inc.
30 Wellington Street West, 5th Floor
Toronto, ON M5L 1E2
Canada

> **Re: Bruush Oral Care Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 26, 2022**
> **CIK No. 0001913210**

Dear Mr. Manhas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

The Opportunity, page 3

1. We note your responses to comments 6 and 8. Please identify which "studies have shown that brushing with an electric toothbrush is superior to using a manual brush" and which "[i]ndependent studies have shown that over 40% of people do not change their toothbrush as frequently as they should" in the filing itself.

Use of Proceeds, page 23

2. Please describe the uses to which the proceeds of the bridge loans were put.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

3.   As previously requested in prior comment 15, please expand your discussion and analysis of revenues for all periods presented to quantify the extent to which changes in volume, pricing and mix of products (i.e., starter kits versus refill kits) sold had on revenues for each period presented. Refer to Item 303(b)(2)(iii) of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification. In this regard, we noted no changes to your analysis of revenues for any of the periods presented.

4.   We note your disclosure on page 27 that discounts to the gross selling price were 12% for both the nine-months ended October 31, 2021 and also for the 12-months ended January 31, 2021. However, on page 28 you state that the significant decline in gross profit margin is primarily due to multiple flash sales and influencer collaborations that featured substantial product discounts. Please address this potential inconsistency and provide a discussion and analysis of all material factors impacting the decline in gross profit margin. To the extent that there are multiple factors, please quantify the extent to which each factor contributed to the decline.

5.   We note the expanded disclosure you provided in response to prior comment 17. Please disclose the factors contributing to the significant increase in fair value of the common shares underlying the warrants from the issuance of the July/August 2020 units (i.e., CAD$0.48 per share) to the issuance of the August/September 2020 units (i.e., CAD$1.46 per share). In other words, explain why investors were willing to pay a significantly higher price for the units with the August/September 2020 unit offering versus the July/August 2020 unit offering.

Liquidity and Capital Resources, page 30

6.   We note your response to prior comment 18, in which you note that management focuses on overall inventory levels and does not utilize any measures, such as inventory turnover ratios. Considering the significance of inventory to your financial position and also to operating cash flows, please provide a more comprehensive analysis of your inventories that is specific to your facts and circumstances and how the current level is expected to meet future sales. In this regard, we note that revenues more than doubled for the 9-months ended October 31, 2021 compared to the 12-months ended January 31, 2021, while inventory declined 34%. This compares to an inventory level as of January 31, 2021 that exceeded the amount of revenues recognized for fiscal year 2021. Please address this comment for all periods presented.

Brand Strategy, page 39

7.   We note your response to comment 24. Please reconcile your statement that you have collaborated with over 200 on-brand influencers, mostly in an unpaid capacity, with your statement that you continue to invest in top performing collaborations. To the extent

that any of these collaborations were not entered into in the course of ordinary business, provide a summary of any material contract. Refer to Item 10.C. of Form 20.

Intellectual Property, page 41

8.   We note that one of your issued patents expires in 2023. Please revise your disclosure to explain the material impact, if any, of the patent expiration on your business.

Employment, Consulting and Management Agreements,, page 46

9.   Please disclose any termination provisions in the employment agreements between the company and Matthew Kavanagh and Alan MacNevin.

Index to Financial Statements, page F-1

10.   In your next amendment, please provide audited financial statements for the fiscal year ended January 31, 2022 in accordance with Item 4.b. of Form F-1 with reference to Item 8.A.4. of Form 20-F. In addition, ensure all of the audit reports are dated in consideration of Rule 2-02 of Regulation S-X and PCAOB 3101.10.d.

Notes to the Financial Statements
3. Summary of Significant Accounting Policies and Use of Estimates and Judgments
Share capital, page F-13

11.   We note your response to prior comment 39 and continue to request that you enhance your accounting policy to clarify the differences in measurement of warrants issued as part of a unit. For example, warrants may be treated as an equity classified instrument, which is what the current policy appears to be, as compared to a liability classified instrument, which is reflective of the majority of the warrants that have been issued to date but not included in your current accounting policy. Refer to IAS 32.

Critical accounting estimates and significant management judgments
Fair value measurement of broker warrants and warrant derivative, page F-14

12.   As previously requested in prior comment 40, please include a discussion of the significant estimates and judgments management made to estimate the fair value of the Class B common shares that are underlying and drive the fair value of warrants and stock-based compensation either here or in one of the related footnote disclosures. Specifically, disclose the valuation techniques used and the material assumptions/estimates used for those valuation techniques. In this regard, we did not note any cash transactions during the nine-months ended October 31, 2021.

15. Segmented Information, page F-22

13.   We note your response to prior comments 35 and 37. However, the disclosure requirements of IFRS 8.32 and IFRS 15.114-.115 are distinct from one another. Additionally the disclosure proscribed in IFRS 8.32 is applicable to all entities, even those

with one operating and/or reportable segment. Accordingly, please specifically address each of the following:

- Provide us a comprehensive explanation as to how you concluded starter kits and refills kits should not be disaggregated under IFRS 15.114-.115 and B87-B89. This assessment should focus on how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
- Identify your products and their differences under IFRS 8.32, provide us the associated revenues for each product in all periods and tell us how you concluded your products were considered similar such that separate disclosure was not required. We note your response to prior comment 37 identifies the products as "related."
- Describe to us in detail the revenue information regularly reviewed by the chief operating decision maker for evaluating financial performance or making resource allocation decisions. We note, for example, the first bullet point in your company highlights on page 27 references that 30% of your revenue in the nine months ended October 31, 2021 was from refill kits.

You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lahdan S. Rahmati